UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

AT HOME GROUP INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

04650Y 100

(CUSIP Number)

July 30, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A	Page 2 of 10

1	Names of reporting persons GEOFFREY G. CLARK
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ b) ☐
3	SEC use only
4	Citizenship or place of organization New York

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0

9	Aggregate amount beneficially owned by each reporting person 0
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☒
11	Percent of class represented by amount in Row (9) 0.0%
12	Type of reporting person (see instructions) IN

SCHEDULE 13G/A	Page 3 of 10

1	Names of reporting persons SPH GRD Holdings, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0

9	Aggregate amount beneficially owned by each reporting person 0
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☒
11	Percent of class represented by amount in Row (9) 0.0%
12	Type of reporting person (see instructions) IA

SCHEDULE 13G/A	Page 4 of 10

1	Names of reporting persons SIH Capital Partners (Combined), LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0

9	Aggregate amount beneficially owned by each reporting person 0
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 0.0%
12	Type of reporting person (see instructions) IA

SCHEDULE 13G/A	Page 5 of 10

1	Names of reporting persons Starr Investment Holdings, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power

9	Aggregate amount beneficially owned by each reporting person 0
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☒
11	Percent of class represented by amount in Row (9) 0.0%
12	Type of reporting person (see instructions) IA

SCHEDULE 13G/A	Page 6 of 10

1	Names of reporting persons SPH CAV I, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0

9	Aggregate amount beneficially owned by each reporting person 0
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☒
11	Percent of class represented by amount in Row (9) 0.0%
12	Type of reporting person (see instructions) IA

SCHEDULE 13G/A	Page 7 of 10

Item 1(a)	Name of Issuer:

At Home Group Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1600 East Plano Parkway, Plano, Texas 75074, USA

Item 2(a)	Name of Person Filing:

This Schedule 13G/A is being filed on behalf of the following persons (collectively, the “Reporting Persons”):*

(i) Geoffrey G. Clark;
(ii) SPH GRD Holdings, LLC;
(iii) SIH Capital Partners (Combined), LLC;
(iv) Starr Investment Holdings, LLC; and
(v) SPH CAV I, LLC

The Reporting Persons entered into a joint filing agreement, dated as of February 12, 2020, a copy of which is filed as Exhibit 99.1 to this Schedule 13G/A, pursuant to which such Reporting Persons have agreed to file this statement jointly in accordance with the provisions of 13d-1(k)(1) under the Securities Act of 1934, as amended (the “Exchange Act”).

*Neither the present filing nor anything contained herein shall be construed as an admission that two or more Reporting Persons constitute a “person” for any purposes other than Section 13(d) of the Exchange Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address for each of:

(i) Geoffrey G. Clark;
(ii) SPH GRD Holdings, LLC;
(iii) SIH Capital Partners (Combined), LLC;
(iv) Starr Investment Holdings, LLC; and
(v) SPH CAV I, LLC

is 399 Park Avenue, 17th Floor, New York, NY 10022, USA.

Item 2(c)	Citizenship:

Citizenship is set forth in Row 4 of the cover page for each of the Reporting Persons and is incorporated herein by reference for each of the Reporting Persons.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share.

SCHEDULE 13G/A	Page 8 of 10

Item 2(e)	CUSIP Number:

04650Y100

Item 3	Not applicable as this Schedule 13G/A is filed pursuant to Rule 13d-1(d) under the Exchange Act.

Item 4	Ownership:

The information required by Items 4(a)-4(c) is set forth in Rows 5-11 of the cover page for each of the Reporting Persons and is incorporated herein by reference for each of the Reporting Persons. This Schedule 13G/A is being filed as an exit filing for the Reporting Persons. As of July 30, 2020, the Reporting Persons no longer beneficial own any shares of At Home Group Inc.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

SPH GRD Holdings, LLC (the “Starr Fund”) is a party to the Second Amended and Restated Stockholders’ Agreement, dated as of July 22, 2016, among the Company, Starr Investment Fund II, LLC, GRD Holding LP (“GRD Holding”), GRD Holding-A LP (“GRD Holding-A”) and GRD Holding AEA LLC (“GRD Holding AEA” and, together with GRD Holding and GRD Holding-A, the “AEA Funds”). The Starr Fund and the AEA Funds are party to a Coordination Agreement, dated as of July 22, 2016 (the “Coordination Agreement”). The Coordination Agreement contains, among other things, certain tag-along rights for the Starr Fund and AEA Funds in the event that the other party undertakes a private sale of shares of the Company’s stock, subject to certain conditions.

As of December 31, 2019, the aggregate number of shares of common stock beneficially owned collectively by the AEA Funds and the Starr Fund, based on available information, is approximately 11,167,363 shares, which represents approximately 17.4% of the outstanding common stock of the Company. The Starr Fund disclaims beneficial ownership of any shares of common stock held by the AEA Funds.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certifications:

Not Applicable.

SCHEDULE 13G/A	Page 9 of 10

INDEX TO EXHIBITS

Exhibit No.	Exhibit
99.1	Joint Filing Agreement (incorporated by reference to Schedule 13G/A, filed with the SEC on February 12, 2020).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 31, 2020

GEOFFREY G. CLARK

By:	/s/ Geoffrey G. Clark
Name: Geoffrey G. Clark
Title: Senior Managing Director

SPH GRD HOLDINGS, LLC

By:	Starr Investment Holdings, LLC, its managing member

By:	/s/ Geoffrey G. Clark
Name: Geoffrey G. Clark
Title: Senior Managing Director

SIH Capital Partners (Combined), LLC

By:	Starr Investment Holdings, LLC, its managing member

By:	/s/ Geoffrey G. Clark
Name: Geoffrey G. Clark
Title: Senior Managing Director

STARR INVESTMENT HOLDINGS, LLC

By:	/s/ Geoffrey G. Clark
Name: Geoffrey G. Clark
Title: Senior Managing Director

SPH CAV I, LLC

By:	Starr Investment Holdings, LLC, its managing member

By:	/s/ Geoffrey G. Clark
Name: Geoffrey G. Clark
Title: Senior Managing Director